July 21, 2011
Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Care Investment Trust Inc. Form 10-K Filed March 31, 2011 File No. 001-33549
Dear Mr. Woody:
     The following sets forth the responses of Care Investment Trust Inc. (“we”, “our”, “us”, “Care”, or the “Company”) to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 in the Staff’s letter dated July 7, 2011 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics.
Form 10-K for the year ended December 31, 2010
General
1.	Comment: In future periodic filings, to the extent applicable, please discuss your then current strategy with regard to acquisitions and dispositions, including, if available, quantitative information on your acquisition and disposition pipeline.

Response: We note the Staff’s comment and advise the Staff that in future filings, to the extent applicable, the Company will disclose the Company’s current strategy with regard to acquisitions and dispositions, including, if available, quantitative information on the Company’s acquisition and disposition pipeline.

July 21, 2011

Item 1. Business, page 4
Real Estate Equity Investments, page 5
2.	Comment: In future periodic filings please include weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. Also, please include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.

Response: We note the Staff’s comment and advise the Staff that in future filings, the Company will disclose the weighted average capitalization rates for acquisitions and dispositions completed during the period, to the extent such acquisitions and dispositions are material in the aggregate. In addition, the Company will also include a clear description of how the Company calculated the capitalization rates, including how the Company calculated net operating income.
Liquidity and capital resources, page 50
3.	Comment: In future periodic filings please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the next fiscal year, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.

Response: We note the Staff’s comment and advise the Staff that in future filings, to the extent applicable, the Company will supplement its discussion regarding sources of cash with a discussion of anticipated cash uses for the next fiscal year, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.
Financial Statements
Note 2 — Basis of Presentation and Significant Accounting Policies
Basis of Presentation, page 64
4.	Comment: Please tell us the facts and circumstances that led the company to value to purchased net assets approximately $23 million above the amount paid by Tiptree.

Response: We note the Staff’s comment and advise the Staff that the valuation was done by the Company in conjunction with the acquisition of a majority interest in the Company by Tiptree Financial Partners, L.P. (“Tiptree”) during the third calendar quarter of 2010.

Background Information

On August 13, 2010, the Company acquired approximately 97.4% of its then outstanding shares of common stock pursuant to an issuer tender offer (the “Tender Offer”). At the same time, Tiptree acquired newly-issued shares of common stock from the Company constituting approximately 92.2% of the issued and outstanding common stock of the Company (the “Tiptree Purchase”). The Tiptree Purchase combined with the Tender Offer resulted in a change-of-control of the Company (the “Change of Control Transaction”).

July 21, 2011

The Change of Control Transaction was accounted for as a purchase under ASC 805 (Business Combinations) (“ASC 805”), and Tiptree’s purchase price was pushed down to the Company’s financial statements in accordance with SEC Staff Accounting Bulletin Topic 5J (New Basis of Accounting Required in Certain Circumstances) (“Topic 5J”). Accordingly, in its 1934 Act Reports after the Change of Control Transaction, the Company included both predecessor financial statements (for the period prior to August 13, 2010) (“Predecessor Financial Statements”) and successor financial statements (for the period after August 12, 2010) (“Successor Financial Statements”).

Valuation of the Company’s Assets and Liabilities Pursuant to Push-Down Accounting

In conjunction with the Change of Control Transaction, the Company elected to utilize push down accounting with regard to its financial statements included in its 10-Q filing for the quarter ended September 30, 2010. In preparing its financial statements, the Company, in accordance with Topic 5J, evaluated separately each of its assets and liabilities as of August 13, 2010. For purposes of valuing certain highly liquid and/or short term items; such as cash, accounts receivables and accounts payable; the Company used current balance sheet values due to the liquid and/or short term nature of such items. For its remaining assets and liabilities, the Company performed a valuation of each such asset or liability utilizing various internal models, and available market data including applicable capitalization rates, lease rates, coverage ratios, discount rates, interest rates, commercial mortgage and debt requirements, updated appraisal information and other relevant data. Based on the aforementioned evaluation process, and as noted in Staff Comment #4, the Company determined that the value of its net assets exceeded the purchase price paid by Tiptree by approximately $22.7 million.

To the extent it is beneficial, the Company will make its valuation models, data and assumptions available to the Staff at the Staff’s request.
Note 6 — Investment in Partially-Owned Entities, page 74
5.	Comment: It appears that certain investments in the Cambridge portfolio may be significant in accordance with Rule 3-09 of Regulation S-X. Explain to us why you have not included the financial statements required by Rule 3-09 of Regulation S-X.

July 21, 2011

Response: We note the Staff’s comment and respectfully acknowledge that we have considered the significance of our equity method investments and the potential need to provide audited financial statements to comply with Rule 3-09 of Regulation S-X (“Rule 3-09”). As more fully explained below, in light of the Company’s 2010 financial statement split between “predecessor” and “successor” periods, the Company believes that the literal application of the pretax income significance test set forth in Rule 1-02(w) of Regulation S-X does not produce a reasonable result. Accordingly, the Company requests that the Staff consider and concur with the “pro forma” denominator that the Company has used in its pretax income significance calculation. The Company believes that this method of calculating significance is a more reasonable basis for determining significance of our equity investees.

Background Information

A short time after its IPO, in December 2007, the Company, through its wholly-owned subsidiary ERC Sub, LP, acquired an 85% limited partnership interest (the “LP Interests”) in eight (8) different partnerships that own nine (9) medical office buildings in Texas and Louisiana (the “Cambridge Partnerships”). The general partners of each of the Cambridge Partnerships are affiliates of Cambridge Holdings, Inc., a privately-held real estate development and management company located in Dallas, Texas (“Cambridge”) that develops, owns and operates medical office properties. The Company acquired the LP Interests for approximately $60 million in cash and approximately $10 million in operating partnership units in ERC Sub, LP.

Prior to April 2011, the Company’s interest in the Cambridge Partnerships was a percentage interest with a preferred return, with the Company sharing in the losses of the Cambridge Partnerships in accordance with its 85% partnership sharing ratio. Despite its 85% share of profits, losses and capital, the Company retained no right to participate in the management of the Cambridge Partnerships, had limited voting rights and had limited rights to remove the general partners. Accordingly, since the time of acquisition, the Company has accounted for its investment in the Cambridge Partnerships under the equity method based on lack of control and has not consolidated the eight (8) Cambridge Partnerships.

In November 2009, litigation commenced between the Company and Cambridge. The litigation continued until April 2011, when it was settled in conjunction with the restructuring of the Company’s ownership interest in the Cambridge Partnerships.

In preparing its Annual Report on Form 10-K for its year ended December 31, 2009 (the “2009 10-K”), the Company concluded that it was required to file audited financial statements under Rule 3-09 of Regulation S-X with respect to certain Cambridge Partnerships unless it could obtain a waiver of such requirement. A waiver was sought on the basis that on account of the litigation, the Rule 3-09 audits could not be obtained without unreasonable effort and expense. Based on the facts presented, the Accounting Staff granted the Company a waiver from filing Rule 3-09 audits with its 2009 10-K.

July 21, 2011

On August 13, 2010, the Company acquired approximately 97.4% of its then outstanding shares of common stock pursuant to an issuer tender offer (the “Tender Offer”). At the same time, Tiptree Financial Partners, L.P. (“Tiptree”) acquired newly-issued shares of common stock from the Company constituting approximately 92.2% of the issued and outstanding common stock of the Company (the “Tiptree Purchase”). The Tiptree Purchase combined with the Tender Offer resulted in a change-of-control of the Company (the “Change of Control Transaction”).

The Change of Control Transaction was accounted for as a purchase under ASC 805 (Business Combinations) (“ASC 805”), and Tiptree’s purchase price was pushed down to the Company’s financial statements in accordance with SEC Staff Accounting Bulletin Topic 5J (New Basis of Accounting Required in Certain Circumstances). Accordingly, in its 1934 Act Reports after the Change of Control Transaction, the Company included both predecessor financial statements (for the period prior to August 13, 2010) (“Predecessor Financial Statements”) and successor financial statements (for the period after August 12, 2010) (“Successor Financial Statements”).

The Rule 3-09 Computational Issue

Rule 3-09 of Regulation S-X requires a registrant to file separate annual audited financial statements for any equity method investment that meets the significance thresholds set forth in the rule. The income significance test (“Income Test”) and the investment significance test (“Investment Test”) under Rule 1-02(w) of Regulation S-X are the tests utilized to determine whether Rule 3-09 audits are required, but the threshold is 20% under Rule 3-09 instead of 10% as set forth in Rule 1-02(w).

Investment Test: As provided below, as of December 31, 2010, the Company’s investment in each of the Cambridge Partnerships does not exceed 20% of the total assets of the Company for the applicable measurement periods; therefore the Investment Test is not at issue.

		Care Assets @
Cambridge Partnership	Investment @12/31/10	12/31/10	Percentage
Westgate Medical Center, L.P.	$1,924,084	$166,876,522	1.15%
Walnut Hill, L.P.	$7,577,911	$166,876,522	4.54%
Gorbutt MOB, L.P.	$2,026,527	$166,876,522	1.21%
Southlake Partners, L.P.	$3,572,048	$166,876,522	2.14%
Nassau Bay LP	$5,998,886	$166,876,522	3.59%
Howell Medical Plaza, LLC	$3,099,301	$166,876,522	1.86%
Plano Partners MOB IV, L.P.	$5,032,602	$166,876,522	3.01%
Allen Partners, L.P.	$1,346,376	$166,876,522	0.81%
The remaining discussion pertains to the method of applying the Income Test for purposes of determining the need for Rule 3-09 audits for any of the Cambridge Partnerships.
Income Test: As stated in the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), the Income Test “is based on the registrant’s “equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests” (i.e., the numerator) compared to “such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year” (i.e., the denominator). Such equity in an investee’s pretax earnings or loss is not required to be shown or disclosed in the registrant’s financial statements, so the amount to be used as the numerator and denominator in the income test must be calculated.”

July 21, 2011

As previously stated, the Company presented both the Predecessor Financial Statements for the period January 1, 2010 through August 12, 2010 (the “Predecessor Period”) and the Successor Financial Statements for the period August 13, 2010 through December 31, 2010 (the “Successor Period”) in the Company’s 2010 10-K (the “2010 10-K”).
As set forth in Financial Reporting Manual, section 2025.10:
“In certain cases, a registrant that is a successor to predecessor company may not have a full year of income statement information available to use as the denominator in the calculation of the income test. In these cases, the significant subsidiary income test should be calculated using only the results of the successor company in the denominator.
If the results are anomalous, CF-OCA will consider a request by the registrant to perform the significance test using pro forma amounts determined in accordance with S-X Article 11 as if the predecessor had been acquired at the beginning of the fiscal year measured.”
This concept of using alternative methodologies for determining significance was further expanded upon in the Center for Audit Quality SEC Regulations Committee discussion (the “Committee Discussion”) in its June 6, 2006 meeting. The Committee Discussion provides that to the extent that the registrant does not believe that the calculation based on the successor registrant period accurately portrays the significance of a particular investment, alternative methods may be considered with the consent of the Division of Corporation Finance Staff. It is the opinion of the Company that utilizing operating results for a period which is substantially less than a full year results in onetime events having a disproportionate impact on such operating results and is contradictory to the numerous references to “fiscal year” contained in the literature. Accordingly, the Company believes that using pro forma amounts determined in accordance with S-X Article 11 as if the change of control occurred at the beginning of the fiscal year being measured provides a more accurate determination of significance and should be considered.

Accordingly, the Company kindly requests the concurrence of the Staff with the Company’s application of this methodology for purposes of determining significance of its investment in the Cambridge Partnerships for reasons enumerated herein.

The Company’s Rule 3-09 Income Test Computation for Cambridge Partnerships

Using the pro forma information attached hereto as Exhibit A and based on compliance with ASC 805 and Staff Accounting Bulletin Topic 5J in accounting for the Change of Control Transaction as if the Change of Control Transaction occurred on January 1, 2010, the first day of the Company’s fiscal year, results in the following computations:

July 21, 2011

Cambridge Partnership	85% Gain (Loss)[1]	Care 2010 Loss[2]	Percentage
Westgate Medical Center, L.P	($559,440)	($19,085,000)	2.93%
Walnut Hill, L.P.	($451,342)	($19,085,000)	2.36%
Gorbutt MOB, L.P.	($396,489)	($19,085,000)	2.08%
Southlake Partners, L.P.	($27,272)	($19,085,000)	0.14%
Nassau Bay LP	($116,080)	($19,085,000)	0.61%
Howell Medical Plaza, LLC	($605,940)	($19,085,000)	3.17%
Plano Partners MOB IV, L.P.	($1,724,802)	($19,085,000)	9.04%
Allen Partners, L.P.	($701,737)	($19,085,000)	3.68%
As previously discussed, the Company prepared pro forma financial statements as if the Change of Control Transaction occurred as of January 1, 2010, made appropriate pro forma adjustments under the guidance of Article 11 of Regulation S-X, and used those financial statements for purposes of running the Income Test to determine the need to audit under Rule 3-09 the financial statements of one or more of the Cambridge Partnerships for 2010. Based on this approach, the Company determined that no Cambridge Partnership rises to the level of significance requiring audited financial statements.

In conclusion, and for the reasons described herein, the Company requests that the Staff accept the Company’s conclusion that audited 2010 financial statements for the Cambridge equity investments are not required to comply with Rule 3-09.

[1]	As provided in Section 2410.2 of the Financial Reporting Manual, amounts used for calculating the numerator are pre-tax.

[2]	As provided in Section 2410.4 of the Financial Reporting Manual, amounts used for calculating the denominator are pre-tax.

July 21, 2011

Note 16 — Commitments and Contingencies, page 84
6.	Comment: We note your disclosure beginning on page 84 regarding the various litigation matters to which the Company is exposed. For certain matters, we also note that you have not disclosed in your financial statement footnotes:
(i)	the possible loss or range of loss; or

(ii)	a statement that an estimate of the loss cannot be made
ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your next Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Response: We note the Staff’s comment and advise the Staff that in future filings, Registrant will include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50.

***********************
     In responding to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 21, 2011

     Should you have any further questions or need additional information, please do not hesitate to contact the undersigned at (212) 446-1407.

Very truly yours, /s/ Steven M. Sherwyn

Steven M. Sherwyn
Chief Financial Officer and Treasurer

cc:	John A. Good, Esq. Bass, Berry & Sims PLC

July 21, 2011

EXHIBIT A
PRO FORMA FINANCIAL STATEMENTS
See attached.

Care Investment Trust Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Twelve Months Ended December 31, 2010
(Dollars in thousands)

	For the Period from	For the Period from	Historical			Pro-Forma
	August 13, 2010 to	January 1, 2010	Year Ended	Pro-Forma		Year Ended
	December 31, 2010	August 12, 2010	December 31, 2010	Adjustments		December 31, 2010
	(Successor)	(Predecessor)
Revenue
Rental revenue	$5,123	$7,880	$13,003			$13,003
Income from investments in loans	552	1,348	1,900			1,900

Total Revenue	5,675	9,228	14,903			14,903

Expenses
Management fees and buyout payments to related party	346	8,477	8,823	($1,024)	(b, c)	7,799
Marketing, general and administrative	2,923	11,021	13,944	641	(d,e,g)	14,585
Depreciation and amortization	1,509	2,072	3,581	63	(a,f,h,I,j)	3,644
Realized (gain)/loss on sale and repayments of loans	—	(4)	(4)			(4)
Adjustment to valuation allowance on Investment in loans	—	(858)	(858)			(858)

Operating Expenses	4,778	20,708	25,486	(320)		25,166

Other (Income) Loss
Loss from investments in partially-owned entities-Cambridge	1,904	2,679	4,583			4,583
Income from investments in partially-owned entities-SMC	(364)	(738)	(1,102)			(1,102)
Unrealized (gain) / loss on derivative instruments	(836)	41	(795)			(795)
Interest income	(6)	(99)	(105)			(105)
Unrealized loss on investments	524	—	524			524

Interest expenses, including amortization of deferred financing costs	2,139	3,578	5,717			5,717

Net Loss	$(2,464)	$(16,941)	$(19,405)	$320		$(19,085)

See accompanying notes.

Care Investment Trust Inc.
Notes to Unaudited Pro Forma Consolidated Financial Statements
December 31, 2010 and for the Year then Ended
The unaudited pro forma financial information reflects pro forma adjustments that are described in the notes below and are based on available information and certain assumptions that management of Care Investment Trust Inc. (the “Company”) believes are reasonable under the circumstances
The Company believes that all adjustments that are necessary to present fairly the unaudited pro forma consolidated data have been made. The statements are a reflection of the Company’s financial position and results of operations as of and for the year ended December 31, 2010 if the sale of the Company to Tiptree Financial Partners , L.P. (“Tiptree”) occurred on January 1, 2010 and not August 13, 2010.
The unaudited pro forma information is presented for informational purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been consummated at the beginning of the period presented, nor is it necessarily indicative of the Company’s future consolidated operating results.
a)	Additional amortization of intangible lease in-place for the period January 1, 2010 through August 12, 2010

b)	Elimination of CIT management fee expense for the period January 1, 2010 through November 16, 2010

c)	Addition of TREIT management fee expense for the period January 1, 2010 through November 3, 2010

d)	Addition of rent expense for the period January 1, 2010 through July 31, 2010

e)	Addition of monthly payroll and benefit costs for the period January 1, 2010 through November 15, 2010

f)	Additional depreciation of buildings for the period January 1, 2010 through August 12, 2010 due to step-up in basis of property fair values

g)	CIT reimbursed expenses paid January 1, 2010 through October 31, 2010

h)	Reduction in amortization of intangible lease in-place for the period January 1, 2010 through August 12, 2010 (CIT Expense)

i)	Reduction in depreciation of Buildings for the period January 1, 2010 through August 12, 2010 (CIT Expense)

j)	Additional amortization on step-up in basis of Red Capital Mortgage (Bickford) for period Janaury 1, 2010 through July 31, 2010